SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: December 15, 2004
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA DISTRIBUTES

US$130 MILLION IN CASH TO SHAREHOLDERS

—Accumulated Distributions of US$325 Million Since June 2003—

FOR IMMEDIATE RELEASE

Mexico City, December 14, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world announced that it made today a US$130 million cash distribution to shareholders, equivalent to US$0.04 per CPO, or US$0.70 per ADR. The distribution was approved by TV Azteca shareholders on November 24, as previously announced.

The company noted today’s cash distribution is part of its ongoing plan to allocate a substantial portion of TV Azteca’s cash generation to make distributions to shareholders of over US$500 million, and to reduce the company’s debt by approximately US$250 million within a six-year period that started in June 2003.

The distributions under the cash usage-plan made to date, represent an aggregate amount of US$325 million, equivalent to an 18% yield on the December 13, 2004 ADR closing price. Prior distributions include: US$125 million on June 30, 2003, US$15 million on December 5, 2003, US$33 million on May 13, 2004, and US$22 million on November 11, 2004.

As previously detailed, the company’s board of directors has unanimously approved additional cash distributions of US$80 million to be made during 2005, confirming the board’s support of the company’s strategic cash plan. The resolution will be submitted to TV Azteca shareholders for approval early next year.

Within the cash plan, TV Azteca has also reduced its total debt by US$82 million, on a nominal U.S. dollar basis, since June 2003. “The advances on the cash plan further strengthen our overall capital structure, reduce financial expense and contribute to increased free cash generation, while distributing to shareholders the benefits of our solid profitability,” said Carlos Hesles, Chief Financial Officer of TV Azteca.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

SUMMARY OF RESOLUTIONS ADOPTED AT

THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF

TV AZTECA, S.A. DE C.V. ON NOVEMBER 24, 2004

The shareholders, at the headquarters of the Company, with Mr. Mario San Román Flores acting as president in the absence of Mr. Ricardo B. Salinas Pliego, and Mr. Francisco Borrego Hinojosa Linage, as secretary, and after reading the agenda, approved the following resolutions:

ITEM ONE

FIRST. The shareholders appointed and ratified the members of the Board of Directors, which shall be comprised in the following manner:

Ricardo B. Salinas Pliego*	President
Pedro Padilla Longoria*	Director
Guillermo Salinas Pliego	Director
Mario San Román Flores*	Director
Luis Jorge Echarte Fernández*	Director
Joaquín Arrangoiz Orvañanos*	Director
Francisco X. Borrego Hinojosa Linage*	Director
Francisco Murguía Díaz	Independent Director
Michael Gearon	Independent Director
Michael Viner	Independent Director
Sergio Manuel Gutiérrez Muguerza	Independent Director

*	Alternate Directors: Jorge Mendoza Garza and Martín Luna Ortigoza

SECOND. The shareholders accepted the renunciation of Mr. James R. Jones and Mr. Gene Jankowski as Independent Directors, without releasing such persons from any responsibility for actions incurred by them in their respective capacities as Independent Directors nor any ratification of any actions taken by them in their performance of their duties as Independent Directors.

THIRD. The shareholders expressed their special appreciation to Mr. Pedro Padilla Longoria for his efforts and works realized in the faithful execution of his duties as Chief Executive Officer of the Company, and further ratified each and every action taken by Mr. Padilla in his capacity as Chief Executive Officer, as well as advisor, and released Mr. Padilla from any responsibility for actions taken by him in the performance of his duties as Chief Executive Officer.

FOURTH. The shareholders approved the appointment of Mr. Othón Frías Calderón as the non-member Secretary of the Board of Directors as a substitution for Mr. Francisco Xavier Borrego Hinojosa Linage.

FIFTH. The shareholders extended a special acknowledgement to Mr. Francisco Xavier Borrego Hinojosa Linage for the faithful execution of his duties as Secretary of the Board of Directors of the Company, and further ratified each and every action taken by Mr. Borrego in his capacity as Secretary, and released Mr. Borrego from any responsibility for actions taken by him in the performance of his duties as Secretary.

SIXTH. The shareholders approved the appointment of Mr. Juan C. Salles and Mr. Héctor Pérez Aguilar as Statutory Auditor and Alternate Auditor, respectively.

ITEM TWO.

FIRST. The majority of the shareholders present approved the ratification of the general powers of attorney of Mr. Ricardo B. Salinas Pliego during the Ordinary General Shareholders’ Meeting on July 28, 1993, with the understanding that Mr. Salinas would consult the Board of Directors with respect to material operations and related party transactions.

SECOND. The shareholders approved the ratification of each and every action taken by Mr. Ricardo B. Salinas Pliego in his capacity as legal representative and President of the Board of Directors of the Company, and the release of Mr. Salinas from any responsibility for actions taken by him in the performance of such duties.

THIRD. The shareholders approved a vote of confidence of Mr. Ricardo B. Salinas Pliego.

FOURTH. The shareholders approved a special acknowledgement of the efforts of Mr. Ricardo B. Salinas Pliego on behalf of the Company.

ITEM THREE.

The shareholders approved an increase of $1,950,000,000 pesos in the amount of resources to be devoted toward the repurchase of outstanding shares of the Company, which resulted in a maximum amount of available resources for such repurchase of shares, as of the date hereof and until the Shareholders’ Meeting should determine another amount, of $3,050,000,000 pesos.

ITEM FOUR.

The shareholders did not consider any other points with respect to the foregoing.

ITEM FIVE.

Mr. Francisco Xavier Borrego Hinojosa Linage and Mr. Othón Frías Calderón were authorized to act as special delegates of the Ordinary General Shareholders’ Meeting for the purpose of presenting the resolutions before a Public Notary and formalizing the resolutions adopted at the Ordinary General Shareholders’ Meeting.

SUMMARY OF RESOLUTIONS ADOPTED AT

THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF

TV AZTECA, S.A. DE C.V. ON NOVEMBER 24, 2004

The shareholders, at the headquarters of the Company, with Mr. Mario San Román Flores acting as president in the absence of Mr. Ricardo B. Salinas Pliego, and Mr. Francisco Borrego Hinojosa Linage, as secretary, and after reading the agenda, approved the following resolutions:

ITEM ONE

FIRST. The shareholders ratified a fixed share reduction in the capital stock of the Company of $138,368,782 pesos with respect to the cash distribution approved by the Ordinary General Shareholders’ Meeting on April 30, 2003, as well as a fixed share reduction in the capital stock of the Company of $83,312,232 pesos with respect to the cash distribution approved by the Ordinary General Shareholders’ Meeting on April 14, 2004.

SECOND. The shareholders approved a pro rata cash distribution to shareholders of approximately US$130,000,000 to be made on December 14, 2004, through a fixed share reduction in the capital stock of the Company of $160,568,823 pesos, and such cash distribution will be paid on the Distribution Date in Mexican pesos at the exchange rate published in the Diario Oficial de la Federación.

THIRD. As a result of the above-mentioned fixed share reductions of the Company, the shareholders approved a modification to Clause 6 of the Estatutos Sociales (By-Laws) of the Company to a new minimum fixed share capital stock of $1,244,363,310 pesos.

FOURTH. The shareholders ratified the decision by the Company’s management to implement and carry out the comprehensive course of action for use of cash generated by the Company announced in February 2003.

FIFTH. The shareholders ratified the decision by the Company’s management to not have permitted the use of funds of TV Azteca towards the repayment of the Unefon debt held by Nortel.

SIXTH. The shareholders acknowledged Mr. Ricardo B. Salinas Pliego and Mr. Moisés Saba for having used their resources to acquire the Unefon debt held by Nortel and thereby rescuing TV Azteca’s investment in Unefon.

SEVENTH. The shareholders approved a vote of confidence of the TV Azteca officers acting on the Board of Directors of Unefon who participated in the decision by that company with respect to the Telcel spectrum lease and the cancellation of Unefon’s debt in October 2003.

ITEM TWO.

FIRST. The shareholders approved the implementation of the following measures for improving management of the Company:

(a)	The establishment of a Blue Ribbon Committee, consisting of two prominent members of the Mexican business community, to search for and select prospective independent board members of TV Azteca, with Mr. Joaquín Arrangoiz Orvañanos serving as a delegate of the Shareholders’ Meeting for the search and selection of candidates. Such candidates would be proposed to the Shareholders Meeting and approved by the Board of Directors.

(b)	The adoption of independence criteria for independent directors of the Audit Committee, which shall comprise of the existing criteria of the New York Stock Exchange and by U.S. securities laws, as well as criteria for independent directors under the Mexican Ley del Mercado de Valores.

(c)	The establishment of a new Audit Committee that will consist of three independent directors. The new Audit Committee will take over the current responsibilities of the Related Party Transactions Committee, which will be dissolved. Its powers will be included in the amended Estatutos Sociales (By-Laws) of the Company and in the Rules of the new Audit Committee to be approved by the Board of Directors.

(d)	The implementation of an enhanced Ethics Program for directors, officers and employees of TV Azteca, and the appointment of a Chief Oversight Officer, whose powers will be determined by the Board of Directors. The new Program will include the adoption of a rigorous Code of Business and Ethics which will be approved by the Board of Directors.

(e)	The preparation and publication on the TV Azteca website of the Company’s management oversight guidelines.

(f)	The implementation of rigorous disclosure controls through a Disclosure Committee, whose powers shall be included in the amended Estatutos Sociales (By-Laws) of the Company and determined by the Board of Directors.

SECOND. The shareholders approved an instruction to the Board of Directors to carry out the actions necessary to present the Shareholders’ Meeting with a new structure for the Board of Directors and the remuneration of its members.

THIRD. With respect to the above resolutions relating to measures for the improvement of the management of TV Azteca, the shareholders approved an amendment to Clauses 27 through 33 of the Estatutos Sociales (By-Laws), to reflect the measures approved herein.

ITEM THREE.

Mr. Francisco Xavier Borrego Hinojosa Linage and Mr. Othón Frías Calderón were authorized to act as special delegates of the Extraordinary General Shareholders’ Meeting for the purpose of presenting the resolutions before a Public Notary and formalizing the resolutions adopted at the Extraordinary General Shareholders’ Meeting.